http://tenderoffer.pixar.com/election/

The Walt Disney Company

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THE WALT DISNEY COMPANY
OFFER TO AMEND THE EXERCISE PRICE OF CERTAIN OPTIONS
ELECTION FORM
THIS FORM MUST BE COMPLETED AND SUBMITTED NO LATER THAN
5:00 P.M., PACIFIC TIME, ON FRIDAY, MAY 4, 2007, UNLESS THE OFFER IS EXTENDED

Before completing this election form, please make sure you received, read and understand the documents that make up the offer, including: (1) the Offer to Amend the Exercise Price of Certain Options (the "Offer to Amend"); (2) the E-mail to All Eligible Holders; and (3) this election form. The offer is subject to the terms of these documents as they may be amended.

The offer provides eligible holders who hold eligible options the opportunity to (i) amend certain outstanding and unexercised options, and (ii) receive a cash payment for such amended options, as described in Section 2 of the Offer to Amend. The offer expires at 5:00 p.m., Pacific Time, on Friday, May 4, 2007, unless extended. PLEASE FOLLOW THE INSTRUCTIONS FOR THIS FORM.

If you participate in the offer, you will be required to accept the offer for the entire eligible portion of each eligible option you elect to amend. In other words, you must accept the offer for all the shares subject to a particular eligible option, but not necessarily for all your eligible options, if you hold more than one eligible option.

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE
OFFER AS SET FORTH IN THE OFFER DOCUMENTS.

If you would like to participate in the offer with respect to an option listed below, please check "Yes" in the "Amend Entire Eligible Portion" box for that option. If you do not want to participate with respect to an option listed below, please check "No" in the "Amend Entire Eligible Portion" box for that option. If you do not clearly mark the "Amend Entire Eligible Portion" box with respect to an eligible option, your election with respect to that option will default to "No." In that case, that eligible option will not be amended, its exercise price will remain unchanged, you will not receive the cash payment with respect to that option, you may incur Section 409A taxes with respect to that option and the Company will not reimburse you for Section 409A taxes on that option. If you elect "Yes" for an option, subject to withdrawal rights described in the Offer to Amend, the applicable option will, upon our notice of acceptance, be irrevocably amended to increase the exercise price on the last date on which this offer remains open for acceptance, which is expected to be Friday, May 4, 2007, following expiration of the offer.

You may withdraw or change your election as to some or all of your options at any time prior to the expiration of the offer by returning to this site and selecting "Make or Change an Election," which will return you to this election form. If you have previously completed this election form, your previous elections are indicated below. You may change your election for any eligible option by checking "Yes" or "No" as applicable in the "Amend Entire Eligible Portion" box for that option. This change will replace your previous election. You may again return to this election form and change your election at any time before expiration of the offer. We will only give effect to the election that is shown at the time the offer expires.

option date	option number	plan	number of unexercised shares subject to the eligible option	current exercise price per share	new exercise price per share (if offer is accepted)	cash payment per share (if offer is accepted)	total cash payment (if offer is accepted)	amend entire eligible portion?
2006-02-06	04999901	2004	2,300	$10.0000	$10.8700	$0.87	$2,001.00	○ yes ◉ no

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